Exhibit 4.71

English Translation

SALES CONTRACT

Contract No. CG120070484
Execution Place: Jiangning District, Nanjing
Execution Date: November 20, 2007

Buyer: CEEG (Nanjing) Semiconductor Material Co., Ltd.	Seller: CEEG (Nanjing) PV-Tech Co., Ltd
Add.: 6 Shuige Road, Jiangning Economic & Technical Development Zone, Nanjing 210000	Add.: 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing 211100
Legal representative: Gao Zhengfei	Legal representative: Lu Tingxiu
Bank of account: Jiangning Development Zone Branch of Industrial and Commercial Bank of China	Bank of account:
Account number: 4301021119100121497	Account number:
Tel: 025-52095917	Tel: 025-52766693
Fax: 025-52095953	Fax: 025-52766682

Through friendly consultation, the parties agree to enter into and abide by this contract on the following stipulations according to the Contract Law of the People’s Republic of China:

1. Product Name, Specification and Type, Quantity and Amount:

Number	Product Name	Specification and Type	Unit	Quantity	Unit Price	Total Amount	Remarks
1	Mono-crystalline Silicon Wafer	125*125	piece	108,323	RMB 49.2	RMB 5,329,491.6	Including tax

	Total Amount: RMB Five Million Three Hundred and Twenty-NineThousand Four Hundred and Ninety-One point Six (including 17% value added tax) (RMB 5,329,491.6)

2. Quality Standards of Silicon Wafers:

Appearance and electricity property: Type P / boron; tendency <100>±3 degree; resistivity: 0.5~1, 1~3, 3~6 Ω •cm, RRV < 25%; square width: 125 ± 0.5 mm; diagonal length: 150 ± 1 mm; arc length: 27.5~30.80 mm; thickness: 200 ± 20 (TTV ≤ 30 µm), wafer angle : 90 ± 0.5 degree; camber: ≤ 40 µm. Surface incision <10 µm, no piezoglypt, no punch, no stain; the edge collapse: ≤ one third of the side thickness, with the length <0.5 mm and the width towards inside surface < 0.2 mm, on each wafer not more than two pieces.

Electronics performance: working life: > 10 µs; carbon content : < 5*1016 , oxygen content : < 1*1018

3. Form and Term of Payment:

3.1 Upon the execution and effectiveness of this Contract, the Buyer shall pay the amount and pick up delivery.

3.2 The Seller is responsible for providing to the Buyer the invoice of 17% value added tax upon delivery.

4. Packing, Transit:

4.1 The packaging shall be conducted by the Buyer. Any damage due to improper packing shall be borne by the Buyer.

4.2 The Buyer shall be responsible for any risk after the actual delivery of the products.

5. Term and Place of Delivery:

5.1 Term of Delivery: the day when the Seller receives the Buyer’s payment.

5.2 Place of Delivery: both parties agree that the place of delivery shall be Nanjing (Seller’s plants).

6. Inspection of Quantity and Quality and Claims;

The Buyer shall conduct inspection of quantity and quality in Seller’s plants before picking up delivery, with the company and confirmation of Seller’s inspectors. If there is any inconsistency regarding the style, specifications, quality or quantity, the Seller agrees to exchange the inconsistent products for corresponding quantity of qualified products on the spot. The claim on quantity or quality must be forwarded on the spot. The Seller is not responsible for any problem ex plants.

7. Transit and Insurance The Buyer shall be responsible for the transit, freight, insurance premium and any transit risk.

8. Liabilities of Breach

If the Buyer delays the payment, it shall pay to the Seller the liquidated damages for default as of 0.05% of the total value of the delayed goods per day.

9. Transfer of Contract

Neither party may, without written consent of the other party, transfer all or part of rights or obligations under this Contract.

10. Confidentiality

The parties hereto and their employees, agents, representatives and counsel shall treat the terms and conditions under this Contract and any its supplementary agreements as business secrets and shall not disclose the information to any third party unless upon consent of the other party. Otherwise, the defaulting party shall compensate as much as twice of the direct or indirect losses of the other party.

11. Force Majeure

If any party is unable to perform the contract due to any force majeure event, the affected party shall notify the other party within 7 days upon the occurrence of such event, and shall present written evidence issued by the relevant authority within 15 days upon the end of such events and could partially or wholly exempt from the liability in the light of the impact caused by force majeure. Where an event of force majeure occurs after the party’s delay in performance, the defaulting party shall not be exempted from its liabilities.

12. Integrity Assurance

12.1 It shall be viewed as damage to the other party’s interest if any party and its staff directly or indirectly give, in the name of the company or an individual, a gift of money, valuables, securities or provide an improper interest in otherwise forms to any employee of the other party, or if any party and its staff conduct, in the name of the company or an individual, with any employee of the other party or any third person introduced by such employee a transaction similar to this Contract. Such party shall compensate as much as twice of the direct or indirect losses incurred by the other party by such reason, and shall be liable for the liquidated damages as of 20% of the amount of this Contract (up to RMB 1,000,000).

12.2 The integrity report method for the Seller: the Lawyer of Changming Xu, 13851647666, lawyerxucm@hotmail.com.

13. Prohibition of Commercial Fraud

If any party breaches the principle of honesty by providing to the Buyer false registration materials, false certificates of qualification or false information, or by hiding the truth to deceive the other party or the end user, it shall be liable for the liquidated damages as of 20% of the amount of this Contract to the other party(up to RMB 1,000,000). This Article shall not preclude the liabilities of breach undertaken by the breaching party according to other provisions hereunder.

14. Settlement of Disputes

All disputes arising from the validity, performance and interpretation of this Contract shall be settled friendly by both parties. In case no settlement can be reached through consultation, the jurisdiction shall belong to the competent people’s court of first instance of the Buyer’s location. The relevant expenses (including attorney fees, travel expenses, cost of adducing evidence, notary fees, litigation fees and so on) shall be borne by the losing party.

15. Effectiveness and Miscellaneous

15.1 This Contract shall come into effect upon signature and seal of the parties. The printed copy of this Contract shall take precedence to other copies. Any modification shall not become effective until signed and sealed by both parties. If the Contract has more than one page, then each page should be sealed on the perforation.

15.2 This Contract shall be executed in four counterparts with same legal effect, with each of the parties hereto holding two. Both parties shall send the originals of this Contract to each other within three working days upon the execution of this Contract. The faxed copies shall be as valid as the original.

15.3 Any matters not covered in this Contract shall be mutually negotiated by both parties and be set forth in the supplementary agreements, which have the same legal effect as this Contract.

The Seller: CEEG (Nanjing) Semiconductor Material Co., Ltd. (Seal) Entrust Agent: Execution Date: November 20, 2007	The Buyer: CEEG (Nanjing) PV-Tech Co., Ltd.(Seal) Entrust Agent: Execution Date: November 20, 2007

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